Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Responds to Recent U.S. Government Actions

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 7 April 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, Telix, the Company) advises that it does not expect any material impact on its business or supply chain as the result of the international trade tariffs levied by the U.S. government, announced on 2 April 2025.

Telix has an extensive U.S.-based manufacturing and distribution infrastructure, including third-party manufacturing sites and radiopharmacy partner networks, for the production and delivery of its FDA1-approved products Illuccix® and Gozellix®. The majority of Telix’s workforce is based in the U.S. The Company also notes that pharmaceutical products are currently exempt from the reciprocal tariffs.

Due to the ‘just-in-time’ nature of radiopharmaceutical products, such products are generally manufactured or radiolabelled in close proximity to the point-of-care. This will continue to be the case for new products that the Company expects to launch in 2025.

Telix further notes that it does not rely on rare earth elements of the same kind utilized in semi-conductor supply chains to create its products and is therefore not impacted by the export controls imposed by the Chinese government2.

The Company also acknowledges reports of significant change at the FDA. Despite this, the agency continues to process applications and information requests. Telix has not been notified of any changes to the timelines for its New Drug Application for Pixclara® (TLX101-CDx) or Biologics License Application for Zircaix® (TLX250-CDx)3.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).
Illuccix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection), Telix’s first generation PSMA-PET imaging agent, has been approved by the U.S. FDA4, by the Australian Therapeutic Goods Administration (TGA)5, by Health Canada6, by the United Kingdom (UK) Medicines and

1 U.S. Food and Drug Administration.
2 Announced on 4 April 2025.
3 Brand names subject to final regulatory approval.
4 Telix ASX disclosure 20 December 2021.
5 Telix ASX disclosure 2 November 2021.

Healthcare Products Regulatory Agency (MHRA)7, by the Brazilian Health Regulatory Agency (ANVISA)8, and in multiple countries within the European Economic Area (EEA)9 following a positive decentralized procedure (DCP) opinion by the German medical regulator, BfArM10. Gozellix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the U.S. FDA11. TLX101-CDx and TLX250-CDx have not been approved in any jurisdiction.
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

6 Telix ASX disclosure 14 October 2022.
7 Telix ASX disclosure 13 February 2025.
8 Telix ASX disclosure 18 March 2025.
9 Denmark, Luxembourg, Malta, the Netherlands and Norway at time of release.
10 Telix ASX disclosure 17 January 2025.
11 Telix ASX disclosure 21 March 2025.

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